Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2: Date of Material Change

February 7, 2014.

Item 3: News Release

Two news releases with respect to the material change described herein were disseminated on February 7, 2014 through GlobeNewswire and are attached hereto as Schedule "A".

Item 4: Summary of Material Change

On February 7, 2014, Burcon announced that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on February 19, 2014 (the "Record Date"). A maximum of 1,860,276 Common Shares will be issued pursuant to the Rights Offering, representing approximately 5.88% of the currently issued and outstanding Common Shares.

On February 7, 2014, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") to which each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") is a party. Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in a minimum of 930,138 Common Shares being issued under the Rights Offering (the "Standby Commitment").

Item 5.1: Full Description of Material Change

Pursuant to the Rights Offering, each holder of record of Common Shares on the Record Date will receive one transferable right (a "Right") for each Common Share held. Every 17 Rights will entitle a holder to purchase one Common Share at a price of $2.82 (the "Subscription Price") prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 2, 2014. The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

A rights offering circular (the "Circular"), together with a rights certificate, will be mailed to registered holders of Common Shares as of the Record Date. To subscribe for Common Shares, a completed rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 2, 2014. The Rights will be listed for trading on the Toronto Stock Exchange ("TSX") beginning on February 14, 2014 under the symbol "BU.RT". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on April 2, 2014. The Common Shares issuable upon the exercise of the Rights will also be listed on The NASDAQ Global Market.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $4,997,978. The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

Pursuant to the Standby Commitment Agreement, subject to certain conditions, ITC, E-Concept and I-Global have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in a minimum of 930,138 Common Shares being issued under the Rights Offering. The Standby Commitment of each of ITC, E-Concept and I-Global is subject to a maximum of 475,673, 249,835 and 204,630 Common Shares, respectively. As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 118,918 Common Shares, E-Concept to acquire up to 62,459 Common Shares and I-Global to acquire up to 51,157 Common Shares. The exercise price under the Standby Warrants is $2.82 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held around September 2014.

The Circular in respect of the Rights Offering has been filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia. Full details of the Rights Offering, including information regarding the distribution of the Rights and the procedures to be followed, are included in the Circular which has been filed on SEDAR at www.sedar.com and will be mailed to eligible shareholders following the Record Date. The Rights Offering will be made in the United States pursuant to a registration statement on Form F-7 which has been filed with the United States Securities and Exchange Commission.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9: Date of Report

February 12, 2014.

Schedule A

See attached.

BURCON ANNOUNCES RIGHTS OFFERING

Vancouver, British Columbia, February 7, 2014 – Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR) ("Burcon") is pleased to announce that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on February 19, 2014 (the "Record Date"). Pursuant to the Rights Offering, each holder of Common Shares will receive one transferable right (a "Right") for each Common Share held. Every 17 Rights will entitle a holder to purchase one Common Share at a price of $2.82 (the "Subscription Price"). The Subscription Price is equal to approximately 81% of the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the "TSX") for the 5 day period ending on February 5, 2014. A maximum of 1,860,276 Common Shares will be issued pursuant to the Rights Offering, representing approximately 5.88% of the currently issued and outstanding Common Shares.

A rights offering circular (the "Circular"), together with a rights certificate, will be mailed to registered holders of Common Shares as of the Record Date. To subscribe for Common Shares, a completed rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 2, 2014. The Rights and the Common Shares issuable upon exercise of the Rights will be listed on the TSX. The Rights will be listed for trading on the TSX beginning on February 17, 2014 under the symbol "BU.RT". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on April 2, 2014. The Common Shares issuable upon the exercise of the Rights will also be listed on The NASDAQ Global Market ("NASDAQ").

The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $4,997,978. The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

In connection with the Rights Offering, Burcon has entered into a standby commitment agreement (the "Standby Commitment Agreement") with ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global"). Pursuant to the Standby

Commitment Agreement, ITC, E-Concept and I-Global, have agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, that will result in a minimum of 930,138 Common Shares being issued under the Rights Offering (the "Standby Commitment"). A copy of the Standby Commitment Agreement will be filed today on SEDAR at www.sedar.com.

As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 118,918 Common Shares, E-Concept to acquire up to 62,459 Common Shares and I-Global to acquire up to 51,157 Common Shares. The exercise price under the Standby Warrants is $2.82 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held around September 2014.

The Circular in respect of this Rights Offering will be filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia. Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, are included in the Circular which will be filed today on SEDAR at www.sedar.com and will be mailed to eligible shareholders following the Record Date. The Rights Offering will be made in the United States pursuant to a registration statement on Form F-7 that will be filed today with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. Such securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws, or absent an available exemption from such registration requirements. Any securities sold pursuant to the Standby Commitment Agreement have not and will not be registered under the U.S. Securities Act.

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this press release are forward-looking statements, including, without limitation, statements with respect to Burcon's intention to complete the Rights Offering and the timing and procedures related thereto, the listing of the Rights on the TSX and the timing thereof, the mailing of the Circular and the rights certificate and the timing thereof, the anticipated participation of each of ITC, E-Concept and I-Global pursuant to the Standby Commitment Agreement, the use of proceeds from the Rights Offering and the timing of Burcon's next annual meeting. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance. Accordingly, undue reliance should not be put on such forward-looking statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
Matt Glover or Michael Koehler
Liolios Group Inc.
Tel (949) 574-3860
BUR@liolios.com

BURCON RIGHTS TO COMMENCE TRADING ON FEBRUARY 14, 2014

Vancouver, British Columbia, February 7, 2014 – Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR) ("Burcon") announced earlier today that it will be offering rights (the "Rights") to holders of its common shares of record at the close of business on February 19, 2014. Please be advised that the Rights will commence trading on the Toronto Stock Exchange ("TSX") on February 14, 2014 and not February 17, 2014 as previously announced.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. Such securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws, or absent an available exemption from such registration requirements. Any securities sold pursuant to the Standby Commitment Agreement have not and will not be registered under the U.S. Securities Act.

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this press release are forward-looking statements, including, without limitation, statements with respect to Burcon's intention to complete the rights offering and the timing and procedures related thereto, and the listing of the Rights on the TSX and the timing thereof. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance. Accordingly, undue reliance should not be put on such forward-looking statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
Matt Glover or Michael Koehler
Liolios Group Inc.
Tel (949) 574-3860
BUR@liolios.com